ENDORSEMENT APPLICABLE TO
                       MONEY MARKET DOLLAR COST AVERAGING


This endorsement is part of your [Contract/Certificate], and the same definitions apply to the capitalized terms used herein. The benefit described in this endorsement is subject to all the terms contained in your [Contract/Certificate], except as modified below.

In this endorsement, "we", "our", and "us" means Equitable Life Assurance Society of the United States and "you" and "your" means the Owner.

MONEY MARKET DOLLAR COST AVERAGING PROGRAM

You may elect to participate in the Money Market Dollar Cost Averaging Program at any time subject to the Contribution Limits described in the Data Pages of this Contract. [If you elect to participate in the Money Market Dollar Cost Averaging Program at the time of application to purchase this Contract, you must allocate your entire initial Contribution to the [EQ/Alliance Money Market]]. The minimum initial amount that you may allocate to the Money Market Dollar Cost Averaging Program is [$2,000]. You may elect to make subsequent Contributions to an existing Money Market Dollar Cost Averaging Program. The minimum subsequent Contribution amount that may be made to an existing program is [$250]. Amounts will be transferred [monthly] over a [twelve month] period from the [EQ/Alliance Money Market] to the other Investment Funds based on the percentages you selected at the start of the Money Market Dollar Cost Averaging Program. Subsequent Contributions to an existing Money Market Dollar Cost Averaging Program will not extend the expiration date of that program.

You may have only one dollar cost averaging program in effect at any given time. At the expiration of the Money Market Dollar Cost Averaging Program, you may start a new program.

Under the Money Market Dollar Cost Averaging Program, we will not deduct the mortality and expense risks, administrative, and distribution charges from assets in the [EQ/Alliance Money Market].

Transfer Rules

You may not transfer Annuity Account Value into the Money Market Dollar Cost Averaging Program. Any request by you to transfer amounts out of the [EQ/Alliance Money Market], other than your regularly scheduled transfers to the Investment Funds as part of the Money Market Dollar Cost Averaging Program, will terminate that Money Market Dollar Cost Averaging Program. Any amount remaining in the [EQ/Alliance Money Market] after such a transfer will be transferred to your other Investment Options according to your then current allocation instructions.








2002DCA-MM

Effect of Withdrawals

Any withdrawal from the [EQ/Alliance Money Market] while participating in the Money Market Dollar Cost Averaging Program will terminate that Money Market Dollar Cost Averaging Program. Any amounts remaining in the [EQ/Alliance Money Market] after such a withdrawal will be transferred to your other Investment Options according to your then current allocation instructions.


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

/s/ Christopher M. Condron                    /s/ Pauline Sherman
--------------------------                    -------------------
Christopher M. Condron                        Pauline Sherman
Chairman and Chief Executive Officer          Senior Vice President, Secretary
                                              and Associate General Counsel